FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telmex and America Movil agree with Verizon to terminate agreement to acquire Verizon's interest in CANTV

Mexico City, February 8, 2007.- Telefonos de Mexico, S.A.B. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) and America Movil, S.A.B. de C.V. (America Movil) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV) today announced that their equally-owned joint venture has agreed with Verizon Communications Inc. ("Verizon") to terminate the joint venture's agreement to acquire Verizon's indirect equity interests in Compania Anonima Nacional Telefonos de Venezuela (CANTV).

The acquisition agreement was signed in April 2006 and has been amended three times to extend its termination date. TELMEX and America Movil agreed to terminate the acquisition agreement because the parties did not expect to receive the governmental approvals necessary to complete the acquisition.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

America Movil is one of the leading providers of telecommunication services in Latin America, with over 124.8 million wireless subscribers and over 2.9 million wireline subscribers in the Americas as of December 31, 2006. More information about America Movil can be accessed on the Internet at www.americamovil.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2007.	TELEFONOS DE MEXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Telefonos de Mexico, S.A. de C.V. - Telmex and America Movil agree with Verizon to terminate agreement to acquire Verizon's interest in CANTV